CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to use, in the Form SB-2A for Empirical Ventures, Inc. of our report dated September 22, 2004, except for Note 8 ii), which is as of November 12, 2004 relating to the June 30, 2004 consolidated financial statements of Empirical Ventures, Inc., which appears in such Form.

“AMISANO HANSON”

/s/Amisano Hanson
Chartered Accountants

Vancouver, Canada
January 12, 2005

Endnotes

Terry Amisano Ltd.	Amisano Hanson
Kevin Hanson, CA, CPA (Nevada)	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7